Exhibit 99.1

Contact:	Carl D. Mautz Chief Financial Officer Watson Wyatt & Company (202) 715-7056

FOR IMMEDIATE RELEASE

Watson Wyatt & Company and
Watson Wyatt LLP, Global Alliance Partners, to Combine as One Firm
Watson Wyatt & Company to Acquire Long-Time Alliance Partner in Accretive Transaction

        WASHINGTON AND LONDON, January 18, 2005—Watson Wyatt & Company, the principal subsidiary of Watson Wyatt & Company Holdings (NYSE: WW), and Watson Wyatt LLP today announced the signing of a letter of intent to combine the two firms. Watson Wyatt & Company currently owns 20% of Watson Wyatt LLP and will acquire the remaining assets of Watson Wyatt LLP for a purchase price of approximately $451 million in cash and stock. The combined organization will have estimated revenues of more than $1.1 billion and will include more than 6,000 associates in 88 offices in 30 countries.

        The two firms have successfully operated an alliance as Watson Wyatt Worldwide since 1995, offering human capital and financial management consulting services to clients globally. U.K.-based Watson Wyatt LLP had revenues of approximately $436 million for its fiscal year that ended April 30, 2004.

        The proposed transaction would further strengthen Watson Wyatt's global leadership position and is expected to increase long-term profitability, growth and stockholder value. The transaction is expected to be accretive to earnings.

        "We are delighted to take our alliance to the next level by combining our businesses," said John Haley, president and chief executive officer of Watson Wyatt & Company. "Our clients are growing more global every day. We can better meet their needs by fully integrating our resources and expertise and by investing as a single firm. Watson Wyatt Worldwide has unmatched global strengths, and joining together underscores our commitment to our global brand and infrastructure."

        Paul Thornton, the senior partner of Watson Wyatt LLP, said, "The decision to combine represents a natural progression in our 10-year alliance. Through this transaction, we expect Watson Wyatt Worldwide to become even more aligned, efficient and nimble when it comes to serving our clients. It also opens up new opportunities for growth across geographies and service lines."

        Through the existing alliance, Watson Wyatt Worldwide serves nearly twice as many of the world's largest 300 pension funds as its nearest competitor. Watson Wyatt LLP was founded in 1878 and advises over 75% of the FTSE 100 and 40% of the Euro 500. In addition to human capital consulting, Watson Wyatt LLP is a leading provider of insurance and financial services consulting in Europe. The business combination would allow Watson Wyatt Worldwide to expand this consulting line more aggressively into the Americas and Asia-Pacific. Europe also represents an attractive market for further expansion, including opportunities to leverage Watson Wyatt & Company's technology solutions.

        The purchase price of approximately $451 million would be paid through the issuance of approximately 11 million shares of Watson Wyatt & Company Holdings common stock and cash of approximately $158 million, using existing cash reserves and borrowings. Approximately $50 million of the stock portion of the purchase price is contingent upon the European operation's ability to meet specified performance targets by June 30, 2007.

        The letter of intent is non-binding and the transaction is subject to a number of conditions, including the signing of a definitive agreement, approval by stockholders of Watson Wyatt & Company Holdings and by the voting partners of Watson Wyatt LLP, regulatory review and customary closing conditions. The transaction is currently scheduled to close on or before the end of Watson Wyatt & Company's fiscal year on June 30, 2005.

Additional Information

        This press release was issued by Watson Wyatt & Company and Watson Wyatt LLP on January 18, 2005. Watson Wyatt & Company Holdings intends to file a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission ("the SEC"). YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WATSON WYATT & COMPANY HOLDINGS, WATSON WYATT LLP AND THE PROPOSED TRANSACTION. You will be able to obtain the proxy statement/prospectus (when it becomes available) and the other documents filed by Watson Wyatt & Company Holdings free of charge from the SEC website at www.sec.gov. In addition, you may obtain free of charge the proxy statement/prospectus (when it becomes available), and other documents filed by Watson Wyatt & Company Holdings with the SEC by requesting them in writing from Watson Wyatt & Company Holdings, 1717 H Street, N.W., Washington, D.C. 20006, attention: Investor Relations, or by telephone at 202-715-7000.

        Watson Wyatt & Company Holdings and its directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Watson Wyatt & Company Holdings. A list of the names of those directors and executive officers and descriptions of their interests in Watson Wyatt & Company Holdings will be contained in the proxy statement/prospectus, which will be filed by Watson Wyatt & Company Holdings with the SEC. Stockholders may obtain additional information about the interest of the directors and executive officers in the proposed transaction by reading the proxy statement/prospectus when it becomes available.

Conference Call

        The companies will host a live webcast and conference call that can be accessed via the Internet on Tuesday, January 18, 2005, to discuss the transaction. It will begin at 9:00 a.m. Eastern Time. A replay of the webcast will be available two hours after the live call for a period of one year. To access the live webcast or replay, visit www.watsonwyatt.com/investors/confcall.asp.

Forward-Looking Statements

        This press release contains forward-looking statements conveying the expectations of Watson Wyatt & Company Holdings (the "company") management as to future earnings, revenues, operations, business trends and other such items, based on plans, estimates and projections at the time the company makes the statements. Forward-looking statements involve inherent risks and uncertainties and the company cautions you that a number of important factors could cause actual results to differ materially from the results reflected in these forward-looking statements. Such factors include risks and uncertainties specific to this transaction, including but not limited to adverse effects on the market price of the company's common stock and on the company's operating results because of failure to complete the transaction (due to failure to obtain stockholder or regulatory approvals or to satisfy all of the other conditions to the transaction); failure by the parties to successfully integrate their respective businesses, processes and systems in a timely and cost-effective manner; significant transaction costs expected, unknown liabilities; the success of the company's marketing, development and sales programs following the transaction; the company's ability to maintain client relationships and attract new clients following the transaction; general economic and business conditions that affect the company following the transaction; the level of capital resources required for future acquisitions; post-closing sales of the company's common stock received by former Watson Wyatt LLP partners; and

other economic, business, competitive and/or regulatory factors affecting the proposed transaction. In addition to the factors mentioned above, factors relating to future financial operating results that could cause actual results to differ materially from those described herein include but are not limited to the company's continued ability to recruit and retain qualified associates; outcomes of litigation; the ability of the company to obtain professional liability insurance; a significant decrease in the demand for the consulting services the company offers as a result of changing economic conditions or other factors; foreign currency and interest rate fluctuations; actions by competitors offering human resources consulting services, including public accounting and consulting firms, technology consulting firms and internet/intranet development firms; regulatory, legislative and technological developments that may affect the demand for or costs of the company's services; and other factors discussed under "Risk Factors" in the company's Annual Report on Form 10-K filed on August 17, 2004, which is on file with the SEC. These statements are based on assumptions that may not come true. All forward-looking disclosure is speculative by its nature, and investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. The company undertakes no obligation to update any of the forward-looking information included in this press release, whether as a result of new information, future events, changed expectations or otherwise.

About Watson Wyatt LLP

        Watson Wyatt LLP is a UK-based limited liability partnership that provides actuarial services, advice on employee benefits and human capital strategies, benefits administration, investment consulting, and insurance and financial services consulting. It is headquartered in Reigate, U.K., and has more than 2,000 associates and 28 offices in 13 countries.

About Watson Wyatt & Company Holdings

        Watson Wyatt & Company is the principal subsidiary of Watson Wyatt & Company Holdings (NYSE: WW), an international human capital consulting firm that provides services in the areas of employee benefits, human resources technologies and human capital strategies. The firm is headquartered in Washington, D.C., and has more than 4,000 associates in 60 offices in the Americas and Asia-Pacific.